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Exhibit 21.1

Subsidiaries of ValueClick, Inc.

Name of Subsidiary	Jurisdiction

AdWare Systems	Kentucky
Bach Acquisition Corp.	Florida
ClickAgents, Inc.	Delaware
Mediaplex, Inc.	Delaware
ValueClick Brazil	Brazil
ValueClick Canada	Canada
ValueClick Europe, Ltd.	United Kingdon
ValueClick France	France
ValueClick Germany	Germany
ValueClick Japan Co. Ltd.	Japan
Z Media, Inc.	Delaware

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Exhibit 21.1
Subsidiaries of ValueClick, Inc.